[COUDERT BROTHERS LETTERHEAD]


                                                                        1934 Act
                                                                      Rule 13d-1

September 18, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  1934 Act Filing Desk

Ladies and Gentlemen:

SCHEDULE 13G FOR COMMONWEALTH BANK OF AUSTRALIA REGARDING RESMED INC.

On behalf of the Commonwealth Bank of Australia ("CBA"), attached is a Schedule 13G relating to the ownership of CBA in Resmed Inc. (the "Company") filed through the EDGAR system.

This Schedule 13G is filed by the CBA to report its ownership of 39,360,738 CHESS Depository Interests ("CDIs") with such CDIs representing 3,936,074 Shares of Common Stock of the Company. The CDIs are traded on the Australian Stock Exchange (the "ASX"). The CDIs of the Company were acquired by CBA on June 13, 2000, being the date that CBA merged with Colonial Limited ("Colonial") and CBA assumed management of the funds management operations previously operated by Colonial. The CDIs of the Company were acquired on the ASX by the Colonial First State Investment Group Limited, Commonwealth Investment Services Limited and Commonwealth Funds Management Limited, all of which are wholly owned subsidiaries of CBA (collectively the "Fund Managers"). The Fund Managers hold the CDIs for clients who share voting and dispositive power with Fund Managers over the CDIs.

CBA failed to timely file this Schedule 13G as it did not appreciate the extent of its clients' holdings in the CDIs until after the merger with Colonial on June 13, 2000. CBA apologizes for this late filing but has taken action to rectify the situation as soon as it realized the failure to timely file the
Schedule 13G.

Yours sincerely,

/s/ Warren Scott

Warren Scott

Direct line (61-2) 9930-7680                       Partner    Warren Scott
Direct fax  (61-2) 9930-7117
Email       warren.scott@sydney.coudert.com
Enc

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13D-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                          (AMENDMENT NO. ___________)(1)

                                   RESMED INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)



                                    761152107
--------------------------------------------------------------------------------

                                 (CUSIP Number)


                                  JUNE 13, 2000
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------

CUSIP No.    761152107                 13G                     Page 2 of 7 Pages
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Commonwealth Bank of Australia
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a) |_|

                                                             (b) |_|

--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
NUMBER OF                | 5.   Sole Voting Power
SHARES                   |------------------------------------------------------
BENEFICIALLY             | 6.   Shared Voting Power          3,936,074
OWNED BY                 |------------------------------------------------------
EACH                     | 7.   Sole Dispositive Power
REPORTING                |------------------------------------------------------
PERSON WITH              | 8.   Shared Dispositive Power     3,936,074
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,936,074
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                       |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.87%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON* CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).          Name of Issuer:

                    Resmed Inc

ITEM 1(b).          Address of Issuer's Principal Executive Offices:

                    10121 Carroll Canyon Road
                    San Diego
                    California   92121-1109

ITEM 2(a).          Name of Person Filing:

                    Commonwealth Bank of Australia

ITEM 2(b).          Address of Principal Business Office or, if none, Residence:

                    48 Martin Place, Level 2
                    Sydney  NSW  2000

ITEM 2(c).          Citizenship:

                    Australia



ITEM 2(d).          Title of Class of Securities:

                    Common Stock



ITEM 2(e).          CUSIP Number:

                    761152107




ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               3,936,074 as represented by 39,360,738 CHESS Depositary Interests(2)


          (b)  Percent of class:

               12.87%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                    0

               (ii) Shared power to vote or to direct the vote:

                    3,936,074 as represented by 39,360,738 CHESS Depositary Interests(2)

--------
(2) The Reporting Person ("CBA") beneficially owns 39,360,738 CHESS Depository Interests ("CDIs") with such CDIs representing 3,936,074 shares of Common Stock of Resmed Inc. The CDIs are traded on the Australian Stock Exchange (the "ASX"). The CDIs were acquired by CBA on June 13, 2000, being the date that CBA merged with Colonial Limited ("Colonial") and CBA assumed management of the funds management operations previously operated by Colonial. The CDIs of Resmed Inc. were acquired on the ASX by the Colonial First State Investment Group Limited, Commonwealth Investment Services Limited and Commonwealth Funds Management Limited, all of which are wholly owned subsidiaries of CBA (collectively the "CBA Fund Managers"). The CBA Fund Managers hold the CDIs for clients who have shared voting and dispositive power with CBA Fund Managers over the CDIs.

               (iii) Sole power to dispose or to direct the disposition of:

                     0

               (iv)  Shared power to dispose or to direct the disposition of:

                     3,936,074 as represented by 39,360,738 CHESS Depository Interests(2)


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Clients of the CBA Fund Managers, all wholly owned subsidiaries of the Reporting Person, have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Person and the proceeds from the sale of such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     See Exhibit A.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Not applicable

ITEM 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2000



                                                    COMMONWEALTH BANK OF
                                                    AUSTRALIA

                                                    By: /s/ KEVIN BOURKE
                                                       -------------------------

                                                    Name:  Kevin Bourke

                                                    Title: Assistant Secretary

                                    EXHIBIT A

               SUBSIDIARIES ACQUIRING SECURITIES BEING REPORTED ON
                 BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                  Colonial First State Investment Group Limited
                      Commonwealth Funds Management Limited
                    Commonwealth Investment Services Limited